TransAlta Corporation Announces Suspension of Premium Dividend™ Program and Updates the Status of the Outage at its Keephills Unit 1

CALGARY, Alberta (May 8, 2013) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced the suspension of the Premium Dividend™ component of its Premium Dividend™, Dividend Reinvestment and Optional Common Share Purchase Plan (“DRASP”) and the extension of the outage at its Keephills Unit 1 power plant (the “Unit”).

As a result of the current low share price environment, TransAlta is suspending the Premium Dividend™ component of its DRASP following the payment of its quarterly dividend on July 1, 2013. TransAlta's Dividend Reinvestment and Optional Common Share Purchase Plan, separate components of the DRASP, remain in effect in accordance with their current terms.

With respect to the outage at the Unit, TransAlta continues to work with the original equipment manufacturer to safely return the Unit to service. Testing conducted in preparation for the return of the Unit to service revealed that additional work was required to repair the generator. TransAlta currently expects the Unit to return to service in mid-June, 2013 after the additional work required to repair the generator is completed.

On March 26, 2013, TransAlta declared force majeure at the Unit when it experienced an unplanned outage due to a winding failure in the generator. In the event of a force majeure, TransAlta is entitled to continue to receive its capacity payments under the Power Purchase Arrangement for the Unit and is protected from having to pay any availability penalties. As a result, TransAlta does not expect the outage to have a material financial impact on the Corporation.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540